UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 3)*


                           NMT Medical, Inc.
                           -----------------
                            (Name of Issuer)

                     Common Stock. $.001 par value
                     -----------------------------
                     (Title of Class of Securities)

                                629294109
                                ---------
                             (CUSIP Number)


                           December 31, 2006
                           -----------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [x] Rule 13d-1(b)


   [x] Rule 13d-1(c)


   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 629294109                SCHEDULE 13G                 Page 2 of 8

1.  Names of Reporting                  MEDCAP MANAGEMENT & RESEARCH LLC
    Persons.

    I.R.S. Identification Nos. of above persons               94-3411543
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                                  0
Shares
Beneficially  6.    Shared Voting Power                                0
Owned by Each
Reporting     7.    Sole Dispositive Power                             0
Person With
              8.    Shared Dispositive Power                           0

9.  Aggregate Amount Beneficially Owned by Each                        0
    Reporting Person

10. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

11. Percent of Class Represented by Amount in Row                     0%
    (9)

12. Type of Reporting Person (See Instructions)                       IA

CUSIP 629294109                SCHEDULE 13G                 Page 3 of 8

1.  Names of Reporting                             MEDCAP PARTNERS, L.P.
    Persons.

    I.R.S. Identification Nos. of above persons               94-3412423
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                                  0
Shares
Beneficially  6.    Shared Voting Power                                0
Owned by Each
Reporting     7.    Sole Dispositive Power                             0
Person With
              8.    Shared Dispositive Power                           0

9.  Aggregate Amount Beneficially Owned by Each                        0
    Reporting Person

10. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

11. Percent of Class Represented by Amount in Row                     0%
    (9)

12. Type of Reporting Person (See Instructions)                       PN

CUSIP 629294109                SCHEDULE 13G                 Page 4 of 8

1.  Names of Reporting                                     C. FRED TONEY
    Persons.

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                                  0
Shares
Beneficially  6.    Shared Voting Power                                0
Owned by Each
Reporting     7.    Sole Dispositive Power                             0
Person With
              8.    Shared Dispositive Power                           0

9.  Aggregate Amount Beneficially Owned by Each                        0
    Reporting Person

10. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

11. Percent of Class Represented by Amount in Row                     0%
    (9)

12. Type of Reporting Person (See Instructions)                    IN/HC

CUSIP 629294109                SCHEDULE 13G                 Page 5 of 8

Item 1.

     (a)  Name of Issuer:         NMT Medical, Inc.

     (b)  Address of Issuer's     27 Wormwood Street
     Principal Executive Office:  Boston, MA  02210-1625

Item 2.

    (a) Name of Person Filing           MedCap Management & Research LLC
                                        MedCap Partners L.P.
                                        C. Fred Toney

    (b) Address of Principal Business   The principal business address
    Office or, if none, Residence       of the reporting persons is 500
                                        Third Street, Suite 535, San
                                        Francisco, CA 94107.

    (c) Citizenship                     Reference is made to Item 4 of
                                        pages 2, 3 and 4 of this
                                        Schedule 13G (this "Schedule"),
                                        which Items are incorporated by
                                        reference herein.

    (d) Title of Class of Securities    Common Stock, $.001 par value

    (e) CUSIP Number                    629294109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [x] (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

    [x] (g) A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

CUSIP 629294109                SCHEDULE 13G                 Page 6 of 8

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another
     Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 629294109                SCHEDULE 13G                 Page 7 of 8

                                Signature

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney



    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 2007         MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney, its Managing Member




                              EXHIBIT INDEX

        Exhibit A       Joint Filing Undertaking        Page 8

CUSIP 629294109                SCHEDULE 13G                 Page 8 of 8

                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 2, 2007         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney, its Managing Member


                                 MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney